EXHIBIT 99.3


Quarterly Report  FORM 51-901F (previously Form 61) and
Schedule A, B & C

ISSUER DETAILS

For Quarter Ended:           September 30, 2003
Date of Report:              November 21, 2003

Name of Issuer:              Archangel Diamond Corporation
Issuer's Address:            65 Overlea Boulevard, Suite400
                             Toronto, Ontario M4H 1P1

Issuer Fax Number:           416-429-2462
Issuer Phone Number:         416-423-1600

Contact Person:              David W. Massola
Contact Position:            Chief Financial Officer & Corporate Secretary
Contact Phone Number:        416-423-1600
Contact Email Address:       general@archangeldiamond.com
Contact Website:             www.archangeldiamond.com



CERTIFICATE


The three schedules, Schedule "A", "B" and "C" required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.
A copy of this Quarterly Report will be provided to any shareholder who requests it.



Director's Name: /s/  Clive R. Hartz           Date Signed:   November 21, 2003

Director's Name: /s/  Robert L. Shirriff       Date Signed:   November 21, 2003



                         ARCHANGEL DIAMOND CORPORATION
                          CONSOLIDATED BALANCE SHEETS

        (Prepared by Management in United States dollars without audit)


                                                       September 30     December 31,
                                                           2003             2002
                                                       -----------------------------
                                     ASSETS

Current Assets
  Cash                                                 $  1,130,367    $  1,925,688
  Accounts Receivable                                         1,409           4,386
  Prepaid expenses                                             --             2,692
-----------------------------------------------------------------------------------
                                                          1,131,776       1,932,766

Mineral property and deferred exploration costs:
  Mineral properties                                              1               1
  Deferred exploration costs                                   --              --
-----------------------------------------------------------------------------------
                                                                  1               1

Capital assets
  Accumulated amortization                                   49,474          49,474
                                                            (49,474)        (49,474)
-----------------------------------------------------------------------------------
                                                               --              --

                                                        $ 1,131,777      $ 1,932,767
===================================================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities              $    123,848    $  1,134,277
  Accrued interest payable to related party (note 6)          2,391            --
  Loan payable to related party (note 6)                  1,200,000            --
  Deferred compensation payable                             190,193         190,193
-----------------------------------------------------------------------------------
                                                          1,516,432       1,324,470

Shareholders' equity:
  Share capital                                          32,943,283      32,936,474
  Contributed surplus                                     1,347,776       1,347,776
  Deficit                                               (34,675,714)    (33,675,953)
-----------------------------------------------------------------------------------
                                                           (384,655)        608,297

                                                         $ 1,131,777   $  1,932,767
===================================================================================


Approved by the Board:

"Clive R. Hartz"                                  "Robert L. Shirriff"
-------------------------                         ------------------------
Director                                          Director




                                    ARCHANGEL DIAMOND CORPORATION
                          CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                   (Prepared by Management in United States dollars without audit)

                                                For the three                   For the nine
                                           months ended September 30       months ended September 30
                                             2003            2002            2003            2002
                                         ------------------------------------------------------------
Interest income                          $         82    $      1,828    $      6,097    $      9,807

Administration costs:
  Amortization                                   --               452            --             1,356
  Bank charges and interest                     3,104             701           4,698           2,784
  Capital Tax                                    --                 0             130               0
  Consulting                                  115,330          10,833         317,889          27,561
  Foreign exchange (gain)/loss                              13,219 68        (114,450)             79
  Investor relations                            7,239             695          23,718           2,267
  Legal and accounting                         (1,574)          7,430          51,930          30,208
  Listing fees                                   --                25           4,733           1,468
  Office and administration                    11,322          21,364          49,478          69,072
  Printing and shareholder information                       17 2,107           2,810          11,890
  Rent                                           --             4,368              78          15,325
  Salaries and benefits                          --            28,322             493          96,211
  Telephone                                       139             735           3,688           3,115
  Transfer agent                                  750           2,216           9,774           6,583
  Travel                                          (42)          9,045          18,018           9,577
-----------------------------------------------------------------------------------------------------
                                              149,504          88,361         372,987         277,496

Mineral property costs:
  Materials and supplies-                        --             1,717            --
  Contract services and salaries                7,500          36,813          22,500         109,103
  Legal and permits                           138,741          15,412         512,302         569,362
  Russian office administration                30,574          23,128          96,352          71,819
-----------------------------------------------------------------------------------------------------
                                              176,815          75,353         632,871         750,284


Loss for the period                          (326,237)       (161,886)       (999,761)     (1,017,973)

Deficit, beginning of period               34,349,477      30,675,970      33,675,953      29,819,883
-----------------------------------------------------------------------------------------------------

Deficit, end of period                   $ 34,675,714    $ 30,837,856    $ 34,675,714    $ 30,837,856
=====================================================================================================

Loss per share                           $      (0.00)   $      (0.00)   $      (0.01)   $      (0.02)
=====================================================================================================

Weighted average number of shares          72,284,558      42,234,558      72,261,298      42,234,558
=====================================================================================================





                                      ARCHANGEL DIAMOND CORPORATION
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                     (Prepared by Management in United States dollars without audit)


                                                For the three                   For the nine
                                           months ended September 30       months ended September 30
                                             2003            2002            2003            2002
                                         ------------------------------------------------------------
Cash proved by (used in):

Operating activities:
  Loss for the period                          $  (326,237)   $  (161,886)   $  (999,761)   $(1,017,973)

  Amortization, an item not involving cash            --              452           --            1,356
  Changes in non-cash working capital:
    Accounts receivable                              2,743          2,168          2,977           (262)
    Prepaid expenses                                  --           17,764          2,692         (5,505)
    Accounts payable and accrued liabilities       (88,748)       (60,248)    (1,010,429)        71,887
    Accrued interes payable to related party         2,391           --            2,391           --
---------------------------------------------------------------------------------------------------------
                                                  (409,851)      (201,750)    (2,002,130)      (950,497)

Financing activities:
  Loan from related party (note 6)               1,200,000           --        1,200,000           --
  Issuance of shares                                  --             --            6,809           --
---------------------------------------------------------------------------------------------------------
                                                 1,200,000           --        1,206,809           --

Investing activities:
  Purchase of fixed assets                            --             --             --             --
---------------------------------------------------------------------------------------------------------
                                                      --             --             --             --

Increase (Decrease) in cash                        790,149       (201,750)      (795,321)      (950,497)

Cash, beginning of period                          340,218        630,733      1,925,688      1,379,480

---------------------------------------------------------------------------------------------------------
Cash, end of period                            $ 1,130,367    $   428,983    $ 1,130,367    $   428,983
---------------------------------------------------------------------------------------------------------

Supplementary information:
  Income taxes paid                            $      --      $      --      $      --      $      --
  Interest paid -                                     --             --             --             --
  Interest recieved                                   --            1,828          6,015          9,807
---------------------------------------------------------------------------------------------------------


                          ARCHANGEL DIAMOND CORPORATION
                      Notes to Interim Financial Statements
                      Nine Months Ended September 30, 2003

                     (Prepared by Management Without Audit)

1. Interim Financial Statements

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2002.

2. Significant Accounting Policies and Change in Accounting Policy.

     These interim financial statements follow the same accounting policies and methods of application as the annual financial statements for the year ended December 31, 2002.

3. Stock Based Compensation

     On January 20, 2003, the Corporation granted 1,500,000 stock options to a consultant with an exercise price of Cdn$0.35, expiring on January 20, 2007. No compensation cost has been recognized for stock-based compensation awards granted to employees.

4. Comparative Figures

     Certain 2002 comparative figures have been reclassified to conform with the presentation adopted in 2003.


5. Share Capital

     During the period 50,000 shares were issued for cash consideration of $6,809.

6. Related Party Transactions

     The Company's major shareholder Cencan S.A. extended a loan to the Company in the amount of US$1.2 million on September 17th, 2003. The loan is unsecured, payable on demand and bears an interest rate of LIBOR plus 300 basis points per annum. Repayment date of the loan is September 17th, 2004.

7. Subsequent Events

     In the case concerning the Memorandum (entered into between the Company and AGD on February 25, 1994), the Company was notified on November 13, 2003 that it failed to obtain leave to appeal to the Russian Supreme Arbitration Court.

     Following the decision of the St. Petersburg Court of Cassation dated June 21, 2003 refusing the cassation appeal brought by the Company against the two earlier decisions (respectively of the Arkhangel'sk Arbitration Court at first instance and the Arkhangel'sk Court of Appeal) declaring the Memorandum unconcluded, the Company's lawyers submitted a petition for leave to appeal dated September 15, 2003 to the Russian Supreme Arbitration Court, based in Moscow, which was the last available avenue of appeal in this case in the Russian Arbitration Court system. A panel of three Supreme Arbitration Court judges issued a ruling dated October 31, 2003 refusing to transfer the case to the Presidium of the Supreme Arbitration Court for further consideration, thereby refusing leave to appeal.

     Within Russia, the original ruling that the Memorandum is regarded as unconcluded (and therefore of no legal force or effect), which entered into force on February 4, 2003, has effectively been upheld and remains in place. The Company has now exhausted all avenues of appeal within the Russian Arbitration Court system in this particular case. The Company's lawyers are considering the implications of this decision.

                          ARCHANGEL DIAMOND CORPORATION

                     SCHEDULE "B": SUPPLEMENTARY INFORMATION

                         Period Ended September 30, 2003

1. Analysis of expenses for the nine-month period ended September 30, 2003:

     a) Effective January 1, 2002, mineral property development costs associated with the Verkhotina Area are expensed as incurred. Mineral property costs for the nine-month period ended September 30, 2003 were $632,871 as shown in the attached Schedule "A" as part of "Statement of Operations and Deficit."

     b) General and administrative expenses for the six-month period ended September 30, 2003 were $372,987. A summary is attached in Schedule "A" as part of "Statement of Operations and Deficit."

2. Related party transactions:

     During the nine-month period ended September 30, 2003 a non-arms length party, De Beers Canada Mining Inc., provided management services in the amount of $34,465.

     The Company's major shareholder Cencan S.A. extended a loan to the Company in the amount of US$1.2 million on September 17th, 2003. The loan is unsecured, payable on demand and bears an interest rate of LIBOR plus 3% per annum. Repayment date of the loan is September 17th, 2004.

3. Summary of securities issued and options granted during the nine-month period ended September 30, 2003:

     a) Securities issued including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:



              ------------- ---------- ------------ -------------
                                        Price per   Total Share
                Date of     Number        Share       Issuance
                 Issue      of Shares    (Cdn$)        (US$)
              ------------- ---------- ------------ -------------
              May 8/03      50,000     $0.19        $6,809
              ------------- ---------- ------------ -------------


     b) Summary of options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees,") exercise price and expiry date:



    ------------- ----------- ------------ ---------- ----------- --------------
                               Position                           Subject to a
      Date of     Number of    with the    Exercise   Expiry       Hold Period
       Grant        Shares      Company    Price         Date        Ending
                                (Cdn$)
    ------------- ----------- ------------ ---------- ----------- --------------
    Jan 20/03      1,500,000  Consultant       0.35   Jan 20/07   May 21/03
    ------------- ----------- ------------ ---------- ----------- --------------


4. Summary of securities as at the end of the nine-month period ended September 30, 2003:

     a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

         Authorized capital:    unlimited common shares, npv

     b)   Number and recorded value for shares issued and outstanding:

     Issued capital: 72,284,558 common shares, npv   Recorded value: $32,943,283

     c) Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

(i)      Share options:

               ------------------- -------------- -------------
               Number of Options     Exercise     Expiry Date
                                   Price (Cdn$)
               ------------------- -------------- -------------
                     50,000            1.00       Feb 18/04
               ------------------- -------------- -------------
                    100,000            0.50       Feb    18/04
                                       (1)
               ------------------- -------------- -------------
                    200,000            0.50       Feb    18/04
                                       (2)
               ------------------- -------------- -------------
                     50,000            1.00       Apr 14/05
               ------------------- -------------- -------------
                     35,000            0.50       Jun    14/05
                                       (1)
               ------------------- -------------- -------------
                      50,000           0.50       Nov 28/05
               ------------------- -------------- -------------
                  1,500,000            0.11       Nov 25/06
               ------------------- -------------- -------------
                    900,000            0.11       Nov 25/06
               ------------------- -------------- -------------
                    500,000            0.19       May 1/07
               ------------------- -------------- -------------
                    150,000            0.17       May 8/07
               ------------------- -------------- -------------
                    230,000            0.23       Oct 9/07
               ------------------- -------------- -------------
                  1,000,000            0.10       Nov 29/07
               ------------------- -------------- -------------
                  1,500,000            0.35       Jan 20/07
                  ---------
               ------------------- -------------- -------------
                  6,265,000
               ------------------- -------------- -------------

                  (1)The per share exercise price of $1.03 was re-priced to $0.50 December 13, 2000. (2)The per share exercise price of $1.03 was re-priced to $0.50 June 21, 2001.


     (ii) Common share purchase warrants: None

     d) Number of shares in each class of shares subject to escrow or pooling agreements: None

5. Names of directors and officers as at the date this report is signed and filed:

         Directors
         Gary M. Ralfe
         Raymond A. Clark
         Michael J.M. Farmiloe
         L. Lamont Gordon
         Clive R.  Hartz
         Robert L. Shirriff

         Officers              Position Held
         Gary M. Ralfe         Chairman
         Raymond A. Clark      President and Chief Executive Officer
         David W. Massola      Chief Financial Officer and Corporate Secretary

                SCHEDULE "C": MANAGEMENT DISCUSSION AND ANALYSIS

1.       DESCRIPTION OF BUSINESS

     The Corporation was incorporated on July 3, 1987 under the name "Gold Parl Resources Ltd." by registration of its Memorandum and Articles under the Company Act (British Columbia). On September 3, 1993, the Corporation changed its name to "Canmet Resources Limited" and consolidated its share capital on the basis of two pre-consolidation common shares for one post-consolidation common share. On August 5, 1994, the Corporation changed its name to "Archangel Diamond Corporation," and on September 16, 1996, the Corporation was continued from British Columbia to the Yukon Territory. The Corporation and its predecessors are collectively referred to herein as the "Corporation."

     The Corporation is an international diamond exploration company. The Corporation is currently engaged in the exploration for, and development of, diamondiferous kimberlite pipes for the purpose of mining diamonds in the Russian Federation.

2.       DISCUSSION OF BUSINESS

     In December 1993, a Licence (the "Licence") for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD") (formerly Arkhangel'sk Geologia Enterprises). Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, including the Memorandum dated 25 February 1994 (the "1994 Memorandum"), AGD agreed to transfer the Licence to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such transfer.

     In May 1994, the partners established a Russian joint stock company, Almazny Bereg ("AB"), the ordinary shares of which are owned 50% by AGD, 40% by the Corporation, and 10% by IBME Ltd. AB was formed to hold the Licence and to coordinate the operations on the Verkhotina Area. During May 1995, new Russian legislation was introduced which, in the view of the Corporation, enabled AGD to transfer the Licence.

     In 1996, the Grib Pipe diamondiferous deposit was discovered by the Corporation and its Russian partners within the Verkhotina Area. As the Grib Pipe represents the key asset of the Corporation, it was the primary focus of the Corporation's work efforts in 1999 and 2000. From the inception of the project in 1993, approximately $18.4 million has been invested by the Corporation in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the Licence transfer dispute, and on the delineation of the Grib Pipe discovery itself.

     In April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion by the Corporation of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in March 1998 the General Director of AGD confirmed to the Corporation that the Corporation had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Corporation and transfer of the Licence to AB as agreed by the AGD Board did not take place.

     After having repeatedly failed in its attempts to get AGD to transfer the Licence to AB, in June 1998 the Corporation advised AGD that it was temporarily suspending its further funding of the Verkhotina Area effective July 1, 1998 until AGD complied with its obligations. As a result of this, the Corporation began accruing the costs for continuing exploration work as invoiced by AGD on the Verkhotina Area until such time as the Licence transfer dispute is resolved.

     As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Corporation commenced international arbitration of the matter in Stockholm as provided for in the Verkhotina Diamond Venture Agreement (the "VDV Agreement"). The Arbitration Tribunal was constituted and preliminarily unanimously accepted jurisdiction of the dispute.

     Continued negotiations between the Corporation and AGD resulted in a new agreement being executed between the parties on July 15, 1999 (the "1999 Agreement"). Among other matters, the 1999 Agreement stipulated that AGD would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Corporation would also own a 40% interest. As part of the 1999 Agreement, the Corporation agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

     Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the project through completion of the feasibility study, the right to reimburse the Corporation for 50% of its past costs, and the right to appoint the General Director of AB on an alternating basis if they did so fund and reimburse. As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be borne solely by the Corporation, these new AGD requests erected new roadblocks in effecting transfer of the Licence.

     In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Stockholm Tribunal to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000. After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of pleadings.

     During the week of March 5, 2001 the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian joint stock company referred to in the Memorandum. However, on the basis of new arguments put forward by AGD, the Tribunal agreed to reconsider its jurisdiction over the dispute.

     On June 27, 2001, the Tribunal issued a split ruling that the dispute was not arbitrable as a matter of Russian law, a finding that overturned their initial acceptance of jurisdiction over the dispute in 1999. The Company then filed a Summons Application with the Swedish District Court on July 23, 2001, seeking to overturn the arbitrators' majority decision "to decline jurisdiction," and in May 2002, the Swedish District Court accepted the Corporation's petition. Detailed pleadings have been submitted by both parties. Submission of pleadings was postponed a number of times upon the request of both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed. A pre-trial hearing took place on June 2, 2003 and the date for the hearing of the appeal was fixed for 14-16 January 2004.

     On August 23, 2001, LUKoil, then the 74.1% owner of AGD (increased to 100% in 2003), filed claims with the Arbitration Court of the Arkhangel'sk Region in the Russian Federation ("Arbitration Court") seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement were invalid and, in the case of the second claim, that the 1999 Agreement was invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions had been breached by the Company.

     During 2002, a number of hearings were held with respect to these claims. Firstly, on March 21, 2002, the Arbitration Court at first instance rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. Secondly, on May 21, 2002, the Arbitration Court at first instance dismissed LUKoil's claim to have the 1999 Agreement declared invalid, and this decision was also not appealed. Thirdly, AGD's petition that the Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD's signatory to the Memorandum, Dr. Grib, were presented to the Arbitration Court for examination by handwriting experts. The case was subsequently again remanded until such examination could be completed. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the Memorandum came into force at which time the hearing would recommence. On October 28, 2002, the Arbitration Court ruled that the Memorandum between the Company and AGD was unconcluded. The decision was appealed by the Company in November 2002.

     The Company's appeal against the decision declaring the Memorandum unconcluded was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal (cassation) against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case was heard on 16 June 2003. The cassation appeal was rejected by the St. Petersburg Court in a judgement dated 21 June 2003 and therefore, the decision of the lower court that the Memorandum was unconcluded remains in force. The Company has sought leave to appeal to the Russian Supreme Arbitration Court.

     Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arkhangel'sk Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company had breached its funding obligations. On April 28, 2003, the Arbitration Court issued a judgement, which found that the relevant funding obligations were not set out in the VDV Agreement itself, but in the subsequent Joint Activity Agreement ("JAA") concluded between the Company, AGD and Almazny Bereg on May 10, 1994. It further found that the funding actually provided by the Company in relation to the Verkhotina project up to 1998 was provided within the framework of the JAA and as a contribution to the joint activity contemplated by the JAA. On those grounds, the Court dismissed AGD's application to terminate the VDV Agreement. AGD did not appeal against the Court's decision and the deadlines ordinarily applicable for AGD to file any appeal have expired. Therefore, the VDV Agreement remains in force.

     As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the Defendants, but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisors were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the first quarter of 2004.

     On December 19, 2002, the Corporation completed a private placement of 28,000,000 Common Shares to Cencan S.A., a wholly-owned subsidiary of De Beers S.A., at a price of $0.10 per share. A further 2,000,000 Common Shares were placed with various other placees. Cencan S.A. also bought from Task Holdings Limited 17,305,226 Common Shares, for a total holding of 62.7% of the Common Shares of the Corporation. The private placement effected a change of controlling shareholder of the Corporation and a change of management and, effective December 19, 2002, Timothy J. Haddon resigned as director, President and CEO; Gary E. Davis resigned as director, Chief Financial Officer and Corporate Secretary; and Richard Wake-Walker resigned as a director. Messrs. Haddon and Davis were retained as consultants to the Corporation. Gary M. Ralfe was then appointed Chairman and a director; Raymond A. Clark was appointed President, CEO and a director; Michael J.M. Farmiloe and former director, Robert L. Shirriff, joined the Board as Directors. Clive R. Hartz and L. Lamont Gordon remained on the Board subsequent to the change in control.

     On September 17th, 2003 the Company was extended a loan of US$1.2 million from Cencan S.A. in order to insure that the Company has sufficient funds to meet its ongoing operating costs and its commitments to pursue its rights in relation to the Verkhotina diamond deposit. The loan is repayable September 17th, 2004 or if the Company makes any acquisition of funds in excess of the amount owing by way of refinancing, the amount owing shall immediately become due and payable. The lender has the right to demand repayment of the loan on 30 days notice and the Company has the right to repay the loan on 30 days notice. Interest on the loan is at the rate of LIBOR plus 3% per annum. The Loan is not secured against any assets of the Company and is not convertible to shares.

3.       DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

     The Corporation had a net loss of $999,761 for the nine-month period ended September 30, 2003, versus a net loss of $1,017,973 for the nine-month period ended September 30, 2002.

     Administration costs during the nine-month period ended September 30, 2003, versus the same period ended September 30, 2002, increased $95,491 from $277,496 in 2002 to $372,987 in 2003. Administration costs increased primarily due to increased consulting fees in accordance with consulting contracts entered into with former employees. The increased costs were partially offset by foreign exchange gains and decreased salaries and benefits. Mineral property development costs were $632,871 during the nine-month period 2003, versus $750,284 during the same period 2002. These costs relate primarily to the legal costs incurred for the arbitration and legal proceedings relating to the Verkhotina Licence dispute.

     On June 12, 2003, the Corporation held its Annual Meeting of Shareholders ("AM"). The following persons were elected as directors for the ensuing year:

                  Gary M. Ralfe
                  Raymond A. Clark
                  Michael J.M. Farmiloe
                  Clive R. Hartz
                  L. Lamont Gordon
                  Robert L. Shirriff

     A change of auditors from KPMG LLP to Deloitte & Touche LLP, was approved.

     At a meeting of the new board of directors following the AM, the following persons were appointed officers of the Corporation for the ensuing year:

         Gary M. Ralfe         Chairman
         Raymond A. Clark      President and Chief Executive Officer
         David W. Massola      Chief Financial Officer and Corporate Secretary

4.       SUBSEQUENT EVENTS

     In the case concerning the Memorandum (entered into between the Company and AGD on February 25, 1994), the Company was notified on November 13, 2003 that it failed to obtain leave to appeal to the Russian Supreme Arbitration Court.

     Following the decision of the St. Petersburg Court of Cassation dated June 21, 2003 refusing the cassation appeal brought by the Company against the two earlier decisions (respectively of the Arkhangel'sk Arbitration Court at first instance and the Arkhangel'sk Court of Appeal) declaring the Memorandum unconcluded, the Company's lawyers submitted a petition for leave to appeal dated September 15, 2003 to the Russian Supreme Arbitration Court, based in Moscow, which was the last available avenue of appeal in this case in the Russian Arbitration Court system. A panel of three Supreme Arbitration Court judges issued a ruling dated October 31, 2003 refusing to transfer the case to the Presidium of the Supreme Arbitration Court for further consideration, thereby refusing leave to appeal.

     Within Russia, the original ruling that the Memorandum is regarded as unconcluded (and therefore of no legal force or effect), which entered into force on February 4, 2003, has effectively been upheld and remains in place. The Company has now exhausted all avenues of appeal within the Russian Arbitration Court system in this particular case. The Company's lawyers are considering the implications of this decision.

5.       FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

     Not applicable.

6.       LIQUIDITY AND SOLVENCY

     The Corporation had a working capital deficit of $384,656 at September 30, 2003 compared to a working capital surplus of $608,296 at September 30, 2002. As of September 30, 2003, the Corporation had $1,130,367 in cash compared with $1,925,688 as of September 30, 2002. The Corporation currently has working capital sufficient for its requirements through June 2004.

     It is the Company's intention to conserve cash wherever it can while pursuing the appeal it has filed in the United States against LUKoil and AGD and pursuing negotiations in Russia. Subject to progress being made in resolving the dispute with AGD and LUKoil and the need to protect the Company's rights, management will keep further financing options under review as we go forward.